SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20549

                            Amendment No.1
                         (Dated July 18, 1997)
                                  to

                           SCHEDULE 13E-4/A

                     Issuer Tender Offer Statement
(Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)
                          INSILCO CORPORATION
  -------------------------------------------------------------------
                           (Name of Issuer)
                          INSILCO CORPORATION
  ------------------------------------------------------------------
                 (Name of Person(s) Filing Statement)
                COMMON STOCK, $.001 PAR VALUE PER SHARE
  -------------------------------------------------------------------
                     (Title of Class of Securities)
                               457659704
                              -----------
                        (CUSIP Number of Class
                            of Securities)

                            KENNETH H. KOCH
                          Vice President and
                            General Counsel
                          Insilco Corporation
                           425 Metro Place N.
                              Fifth Floor
                          Dublin, Ohio  43017
                            (614) 791-3137
       (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of
                   the Person(s) Filing Statement)

                              COPIES TO:

                             AVIVA DIAMANT
               Fried, Frank, Harris, Shriver & Jacobson
                          One New York Plaza
                       New York, New York  10004
                            (212) 859-8185

                             July 11, 1997
  -------------------------------------------------------------------
     (Date Tender Offer First Published, Sent or Given to Security
                               Holders)
  -------------------------------------------------------------------
                       Calculation of Filing Fee
------------------------------------------------------------------------
     Transaction Valuation*:             Amount of Filing Fee:
           $110,000,000                         $22,000
------------------------------------------------------------------------
* Calculated solely for purposes of determining the filing fee, based upon the purchase of 2,857,142 shares at the maximum tender offer price per share of $38.50.

     [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:      N/A                Filing Party:     N/A
Form or Registration No.:    N/A                Date Filed        N/A


INTRODUCTION


          This Amendment No. 1 amends and supplements the Issuer
       Tender Offer Statement on Schedule 13E-4 (the "Statement") relating to the offer by Insilco Corporation (the "Company") to purchase up to 2,857,142 shares (or such lesser number of shares as are validly tendered and not withdrawn) of its Common Stock, $.001 par value per share (the "Shares"), for a purchase price of $38.50 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 11, 1997 and related documents filed as Exhibits (a)(1) through (g)(3) to the Statement.


ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

     Item 9 is hereby supplemented and amended as follows:

(g)(4)      -- Text of Press Release issued by the Company
               dated July 17, 1997.



                               SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   INSILCO CORPORATION



                                   By:   /s/ Robert L. Smialek
                                        ------------------------------
                                        Name:    Robert L. Smialek
                                        Title:   Chairman of the Board and
                                                 President

     Dated:  July 18, 1997

                             EXHIBIT INDEX
                             -------------

       EXHIBIT               DESCRIPTION
       -------               -----------

        (g)(4)    --  Text of Press Release issued by the Company
                      dated July 17, 1997.



                             NEWS RELEASE

     FOR IMMEDIATE RELEASE                   CONTACT:  DAVID A. KAUER
                                                       VICE PRESIDENT
                                                       AND TREASURER
                                                       (614) 792-0468

        INSILCO CORPORATION REPORTS SECOND QUARTER 1997 RESULTS

     Columbus, Ohio, July 17, 1997 - Insilco Corporation
(NASDAQ:INSL) today reported net income of $11.2 million, or $1.14 per share, for its second quarter ended June 30, 1997, compared to $11.8 million, or $1.20 per share reported in the year earlier second quarter. Sales of $169.7 million for the second quarter of 1997 were up 8%, compared to $156.5 million recorded in the 1996 second quarter, excluding sales of $21.5 million recorded in the 1996 second quarter from the Company's office products businesses, which were fully divested in early March 1997. Including sales from office products, second quarter 1996 sales were $178.0 million.

     For the six months ended June 30, 1997 the Company recorded net income of $74.5 million, or $7.55 per share, which included an after-tax gain of $57.8 million, or $5.85 per share, on the first quarter sale of the Rolodex business unit, compared to $18.0 million, or $1.81 per share recorded in the year earlier six month period. Excluding sales from the divested office products businesses from both periods, sales of $276.2 million were up 8% in the first six months of 1997 from $254.7 million recorded in the first six months of 1996. Including sales from the office products businesses in both periods, sales were $287.0 million and $300.5 million for the first six months of 1997 and 1996, respectively.

BUSINESS DISCUSSION

     The Company's Automotive Components Group reported 15% sales growth in the 1997 second quarter to $60.1 million, compared to $52.1 million reported in the year earlier second quarter. Sales of heat exchangers and related components and equipment were up 24% in the quarter, including $7.5 million in sales from acquisitions completed during the 1996 third quarter. The Group also recorded 10% sales growth in transmission components and stamped steel parts. However, the positive effect of the sales growth from OEMs was moderated by continued weakness in aftermarket heat exchanger sales, which resulted from excess distributor inventories following the mild spring weather. The Group's 1997 second quarter operating income was $8.0 million, compared to $7.5 million recorded in the year ago second quarter. Operating results were positively impacted by improved performance at its Germany-based aluminum tubing operation, which was acquired last year, as well as higher income at its stainless steel tubing and stamped steel parts operations.

     The Company recorded $.8 million of equity income in the 1997 second quarter from Thermalex, its 50/50 joint venture with Mitsubishi Aluminum, which manufactures micro thinwall extruded tubing for automotive air conditioning condensers. Insilco includes Thermalex's income as "Other Income" in its consolidated financial results.

     The Company's Technologies Group reported 6% sales growth in the 1997 second quarter to $50.9 million from $48.0 million recorded in the 1996 second quarter. Sales of wire and cable assemblies were up
14% in the quarter and power transformer sales rebounded in the second quarter with 17% sales growth, principally the result of increased demand from electronics OEMs, compared to weak demand a year ago.
However, this strong growth was somewhat mitigated by a 4% sales decline at the Group's Stewart Connector business unit, which was caused by a slowdown in connector cable assembly orders from a large telecommunications customer, as well as lower connector sales to the networking industry. Operating income for the Technologies Group was $7.5 million in the 1997 second quarter; compared to $8.1 million recorded in the 1996 second quarter. Operating results at the Company's wire and cable assembly and power transformer business units improved sharply during the quarter, however, a less favorable sales mix of connector products and price degradation on certain mature connector products contributed to the operating income decline during the quarter.

     Sales at the Company's Taylor Publishing business unit were up 4% in the 1997 second quarter to $58.7 million, compared to 1996 second quarter sales of $56.4 million. Taylor's operating income was up a strong 26% to $6.6 million in the 1997 second quarter, compared to $5.3 million in the year ago second quarter. The Company said improved productivity, a favorable mix of larger accounts and lower administrative expenses positively affected Taylor's results.

SHARE REPURCHASE PLAN

     Following the close of the second quarter, the Company announced that it intends to purchase up to $220 million of its common stock at a price of $38.50 per share. The Company also announced that the share repurchase plan would be financed through a combination of proceeds from the sale of its Rolodex business, a new six year $200 million bank credit facility, and a potential offering of $150 million of new debt. On a pro forma basis, after giving effect to full participation in the share repurchase offer and the acquisitions and divestitures completed in 1996 and 1997, earnings would have been $1.98 per share for the second quarter of 1997 and $1.92 per share for the second quarter of 1996. On the same basis, pro forma earnings per share would have been $2.40 and $2.16 for the first half of 1997 and 1996, respectively. Assuming full participation, the Company will have approximately 3,854,000 shares outstanding after the share repurchase.

CEO COMMENTS

     Robert L. Smialek, Insilco Chairman and CEO, commented, "We were very pleased with the results posted by several of our business units. In the Technologies Group, our wire and cable assembly business continued to achieve strong double digit sales growth and significant margin improvement reflecting a broadened customer base and increasing demand for its contract electronics manufacturing capability. Sales of power transformers rebounded sharply from a year ago, as well. Although sales were down at our connector business, we are encouraged by new product development activities currently underway and expect meaningful sales in 1998 from new products that are slated to be introduced in late 1997 and early 1998."

     "While the automotive heat exchanger industry was impacted by mild spring weather across most of the country, which has moderated aftermarket sales growth, we were pleased with the overall operating performance of our automotive segment. In particular, the performance at our Germany-based aluminum tubing operation, which we acquired last year, has shown greater improvement than we had anticipated by this time, although still mildly dilutive to overall earnings for the Group, and continues to see strong orders activity."

     "The Thermalex joint venture continues to experience strong demand for its specialized automobile air conditioner tubing. Growth this quarter has been limited by capacity, but a fourth complete extrusion line is in the final stages of installation and should be available for production early in the fourth quarter."

     "It is also gratifying to report a substantial improvement in operating income at Tayler Publishing during is peak yearbook season. Since 1994 we have invested heavily to improve Taylor's manufacturing processes, and in particular to automate its pre-press operations with digital technology. We are now beginning to reap the rewards of these investments, not only in improved manufacturing processes and lower costs, but also in the quality of the yearbooks we produce. Also, the account mix is improving in response to our new commission structure."

     "Our recent announcement to repurchase up to $220 million of our common stock demonstrates Insilco's continuing commitment to maximizing value for all shareholders. Our new capital structure will provide the Company with a reduced after-tax cost of capital and the opportunity to enhance future shareholder returns, while maintaining financial flexibility to make capital investments aimed at future growth."

     The statements made in this press release which are not historical facts may be deemed forward looking statements, and, as such, are subject to certain risks and uncertainties, including statements with regard to the Company's self tender offer and its ability to service its debt and make future investments, and sales improvement as a result of the introduction of new products. It is important to note that results could differ materially from those projected in such forward looking statements. Factors which could cause results to differ materially include, but are not limited to the following: delays in new product introductions, lack of market acceptance of new products, changes in demand for the Company's products, general competitive pressures from existing and new competitors, changes in interest rates, and adverse economic conditions which could affect the amount of cash available for debt servicing and capital investments.

     Insilco Corporation, based in suburban Columbus, Ohio, is a diversified manufacturer of industrial components and a supplier of specialty publications. The Company's industrial business units serve the automotive, electronics, telecommunications and other industrial markets, and its publishing business serves the school yearbook market. It had revenues in 1996 of $572 million.

                          INSILCO CORPORATION

               CONDENSED CONSOLIDATED INCOME STATEMENTS
                              (UNAUDITED)
             (AMOUNTS IN MILLIONS, EXCEPT PER SHARE DATA)

            FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1996

                                      SIX MONTHS       SIX MONTHS
                                        ENDED            ENDED
                                       JUNE 30,         JUNE 30,
                                         1997             1996
                                   -----------       ------------


Sales                              $   287.0               300.5

Gross Profit                            83.4                90.5
  % of Sales                            29.1%               30.1%

SG&A                                    52.2                57.6
Goodwill amortization                    0.2                  -
                                   -----------       ------------

     Operating Income                   31.0                32.9

Interest expense, net                   (5.7)               (8.9)
Gain on sale of  Rolodex                95.0                  -
Other income and expense, net            1.6                 3.1

Income before income taxes             121.9                27.1

Income tax expense                     (47.4)               (9.1)
                                   -----------       ------------
Net income                         $    74.5                18.0
                                   ===========       ============
     Net income per share          $     7.55                1.81
                                   ===========       ============
Weighted average shares
outstanding                              9.9                 9.9

Memo:  Depreciation expense
included in earnings               $     9.6                 8.1
                                   ===========       ============

                          INSILCO CORPORATION

               CONDENSED CONSOLIDATED INCOME STATEMENTS
                              (UNAUDITED)
             (AMOUNTS IN MILLIONS, EXCEPT PER SHARE DATA)

                            SECOND QUARTER
                                                         THREE
                                     THREE MONTHS        MONTHS
                                        ENDED            ENDED
                                       JUNE 30,         JUNE 30,
                                         1997             1996
                                   ------------      ------------
Sales                              $     169.7             178.0

Gross Profit                              52.2              55.6
  % of Sales                              30.8%             31.2%

SG&A                                      32.7              36.0
Goodwill amortization                      0.1                -
                                   ------------      ------------
     Operating Income                     19.4              19.6

Interest expense, net                     (2.5)             (4.7)
Other income and expense, net              1.1               2.8
                                   ------------      ------------
Income before income taxes                18.0              17.7

Income tax expense                        (6.8)             (5.9)
                                   ------------      ------------
Net income                         $      11.2              11.8
                                   ============      ============
     Net income per share          $       1.14              1.20
                                   ============      ============
Weighted average shares
  outstanding                              9.9               9.9
                                   ============      ============
Memo:  Depreciation expense
  included in earnings             $       5.6               5.0
                                   ============      ============

                          INSILCO CORPORATION

                 CONDENSED CONSOLIDATED BALANCE SHEETS
                              (UNAUDITED)
                             (IN MILLIONS)

                                     6/30/97     12/31/96    6/30/96
                                     -------     --------    -------
              ASSETS


Current assets:
  Cash and cash equivalents          $ 111.2          3.5       10.9
  Receivables, net                      98.2         82.4       93.5
  Inventories, net                      57.7         66.4       77.7
  Current portion of deferred taxes      2.2         29.9        8.6
  Prepaid expenses                       6.6          7.0        8.6
                                     -------     --------    -------
     Total current assets              275.9        189.2      199.3

  Property, plant and equipment, net   110.4        114.4       93.5
  Goodwill, net                         13.7         13.7        2.7
  Deferred taxes                         4.9          7.5       21.1
  Other assets and deferred charges     18.3         27.2       29.0
                                     -------     --------    -------
     Total assets                    $ 423.2        352.0      345.6
                                     =======     ========    =======
  Liabilities and Stockholders'
    Equity

Current liabilities:
  Current portion of long-term debt  $  24.7         24.3       21.6
  Current portion of long-term
   obligations                           5.6          6.7        7.2
  Accrued interest payable               1.1          3.1        2.3
  Accounts payable                      34.8         38.0       36.5
  Accrued expenses and other            64.7         69.1       60.5
                                     -------     --------    -------
     Total current liabilities         130.9        141.2      128.1

Long-term debt                         145.1        136.7      171.7
Other long-term obligations             38.7         40.7       43.5
Stockholders' equity                   108.5         33.4        2.3
                                     -------     --------    -------
     Total liabilities and
       stockholders' equity          $ 423.2        352.0      345.6
                                     =======     ========    =======